

13002959

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2012

or

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ______ to ______

Commission file number 1-13397

A. Ingredion Incorporated Retirement Savings Plan for Salaried Employees
(Full title of the plan)

B. Ingredion Incorporated, 5 Westbrook Corporate Center, Westchester, Illinois 60154
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

REQUIRED INFORMATION

The following financial statements are furnished for the Plan and are filed herewith in paper under Rule 101(b)(3) of Regulation S-T:

1. Consent of Independent Registered Public Accounting Firm.
2. Report of Independent Registered Public Accounting Firm.
3. Statement of Net Assets Available for Plan Benefits as of December 31, 2012 and 2011.
4. Statement of Changes in Net Assets Available for Plan Benefits for the fiscal year ended December 31, 2012.
5. Notes to Plan Financial Statements.
6. Supplemental Schedule.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefits plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Ingredion Incorporated
Retirement Savings Plan for Salaried Employees

Date: June 24, 2013

By: /s/ Colleen Houlihan

Name: Colleen Houlihan
Title: Plan Administrator

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-113746 and 333-160612 on Form S-8 of Ingredion Incorporated of our report dated June 24, 2013 appearing in this Annual Report on Form 11-K of the Ingredion Incorporated Retirement Savings Plan for Salaried Employees for the year ended December 31, 2012.

Crowe Horwath LLP

Crowe Horwath LLP

South Bend, Indiana
June 24, 2013



INGREDION INCORPORATED RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES

(f/k/a Corn Products International, Inc.
Retirement Savings Plan)
Westchester, Illinois

FINANCIAL STATEMENTS

December 31, 2012 and 2011

INGREDION INCORPORATED
RETIREMENT SAVINGS PLAN
FOR SALARIED EMPLOYEES

(f/k/a Corn Products International, Inc.
Retirement Savings Plan)
Westchester, Illinois

FINANCIAL STATEMENTS

December 31, 2012 and 2011

INGREDION INCORPORATED
RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES
(f/k/a Corn Products International, Inc. Retirement Savings Plan)
Westchester, Illinois

FINANCIAL STATEMENTS
December 31, 2012 and 2011

CONTENTS

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Benefits Committee
Ingredion Incorporated
Retirement Savings Plan for Salaried Employees
Westchester, Illinois

We have audited the accompanying statements of net assets available for benefits of the Ingredion Incorporated Retirement Savings Plan for Salaried Employees ("the Plan") (f/k/a Corn Products International, Inc. Retirement Savings Plan) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2012 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2012 financial statements taken as a whole.



Crowe Horwath LLP

South Bend, Indiana
June 24, 2013

Statements of Net Assets Available for Benefits

December 31, 2012 and 2011

	2012	2011
Assets		
Investments – at fair value (Notes 2 and 3)	$ 263,445,411	$ 141,099,047
Notes receivable from participants	3,700,871	2,289,948
Total assets and net assets reflecting all investments at fair value	267,146,282	143,388,995
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,904,939)	(631,203)
Net assets available for benefits	$ 265,241,343	$ 142,757,792

See accompanying notes to financial statements.

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2012

Additions to net assets attributed to:	
Net appreciation in fair value of investments (Note 3)	$ 16,438,558
Dividend and interest income on investments	5,179,505
Interest income on notes receivable from participants	120,671
Contributions:	
Employer	3,546,949
Participants'	6,341,282
Rollover	506,888
Total contributions	10,395,119
Total additions	32,133,853
Deductions from net assets attributed to:	
Distributions to participants	10,486,175
Administrative expenses	9,278
Total deductions	10,495,453
Net increase before transfers	21,638,400
Transfers from other plan	100,845,151
Net increase	122,483,551
Net assets available for benefits, beginning of year	142,757,792
Net assets available for benefits, end of year	$265,241,343

See accompanying notes to financial statements.

Notes to Financial Statements

1. Description of Plan

General

The following brief description of the Ingredion Incorporated Retirement Savings Plan for Salaried Employees (f/k/a Corn Products International, Inc. Retirement Savings Plan) (the "Plan") is provided for general informational purposes only. Participants should refer to the plan agreement or the summary plan description for more complete information. The Plan is a defined contribution plan for the salaried employees of Ingredion Incorporated (formerly Corn Products International, Inc.) (the "Company") in the United States. The Plan allows employees to set aside part of their compensation for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Company maintains the Plan for the benefit of its eligible salaried employees and those eligible salaried employees of its affiliates who adopt the Plan.

Fidelity Management Trust Company (the "Trustee") holds the Plan's investments and executes investment transactions through the trust established pursuant to the Plan.

On May 15, 2012, the Company's stockholders approved the Company's name change to Ingredion Incorporated from Corn Products International, Inc.

Contributions and Vesting

Salaried employees become eligible to contribute to the Plan immediately upon employment. Participants may contribute between 1% and 25% of their gross annual compensation on a before-tax basis, after-tax basis, or combination of both, subject to the limits imposed by the Internal Revenue Code ($17,000 for 2012). The Plan also allows for participants age 50 and older to contribute additional tax-deferred contributions. These catch-up contributions were subject to IRS limits of $5,500 in 2012. The Plan also permits participants to make rollover contributions in accordance with the Internal Revenue Code. At the direction of participants, contributions are invested by the Trustee into the funds the participant has elected.

Effective January 1, 2012, the Plan was amended for automatic enrollment of participants. Each employee who commences employment, or re-employment, on or after January 1, 2012, and has not affirmatively elected within 30 days after becoming an eligible employee will commence participation in the Plan at 3% of compensation.

The Company makes a matching contribution to the Plan of an amount equal to 100% of the first 6% of salary that the employee has elected to contribute. In addition, the Company makes a service award contribution on behalf of certain participants who have completed a specified number of years of service. Service award contributions are earned for each five-year period of completed service and are equal to the number of years of completed service times the Company's average stock trading price during the period. Company contributions are 100% vested after three years of service. Service award contributions are always fully vested.

(Continued)

Notes to Financial Statements, continued

1. Description of Plan, continued

Contributions and Vesting, continued

Participants direct the investment of their contributions and employer contributions into various investment options offered by the Plan. The investment funds under the Plan include stable value collective trust funds, a Company stock fund, and various mutual funds.

Participant Accounts

Individual account balances are maintained for each participant. Each participant's account is credited with the participant's contribution and allocations of the Company's contributions and Plan earnings and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. As of December 31, 2012 and 2011, forfeitures of $143,894 and $255,216, respectively, were available. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Participants have a fully vested interest in all contributions made by them and in the Plan's earnings/losses on those contributions at all times.

Notes Receivable from Participants

Participants are permitted to obtain loans from their plan accounts while employed by the Company. In general, the amount of the loan may not exceed the lesser of $50,000 reduced by the highest outstanding loan balance in a participant's vested account during the prior 12-month period, or 50% of their vested account balance. The minimum loan amount is $1,000. Loan transactions are treated as a transfer between the investment funds and the loan fund. The loans bear a rate of interest equal to the prime rate as published in the Wall Street Journal at the time of the request plus one percent. Loans are repaid through payroll deductions and repayments are reinvested into the participant's account according to the current investment election.

Payment of Benefits

A participant is entitled to 100 percent of his or her account balance upon death, disability or attaining the age of 65. Upon retirement, death, or termination, the participant's benefit will be paid in a lump sum. Under certain circumstances, participants may withdraw their before-tax contributions during their employment with the Company. Withdrawals may be made in the event of financial hardship, as defined in the Plan, or after attainment of age 59 ½.

Administrative Expenses

Loan origination fees associated with notes receivable from participants and the Plan's recordkeeping fees are paid by the Plan and are reflected as administrative expenses of the Plan. Certain trustee fees and other administrative expenses are paid by the Company.

(Continued)

Notes to Financial Statements, continued

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

Notes Receivable from Participants

Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants' account balances.

Investment Valuation and Income Recognition

The Plan's investments are reported at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan's investment activities as presented in the statement of changes in net assets available for benefits include the net appreciation or depreciation in fair value of investments, which consists of the realized gains or losses on investment sales and the unrealized appreciation or depreciation on investments held at year end.

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan's principal or most advantageous market for the asset or liability. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurements) and gives the lowest priority to unobservable inputs (Level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

> Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.
>
> Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
>
> Level 3: Significant unobservable inputs that reflect the Plan's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

(Continued)

Notes to Financial Statements, continued

2. Summary of Significant Accounting Policies, continued

Investment Valuation and Income Recognition, continued

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

Mutual funds and common stock: The fair values of mutual fund investments and common stock are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

Collective trust funds: The fair value of participation units held in the collective trust funds, are based on their net asset values, reflecting all investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported by the Trustee (Level 2 inputs). The investment objective of the collective trust funds is to seek the preservation of capital and to provide a competitive level of income over time that is consistent with the preservation of capital. To achieve their investment objective, the collective trust funds invest typically in fixed-income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements. The collective trusts also invest in money market deposit accounts and enter into "wrapper" contracts issued by third-parties. The collective trusts provide for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement.

Money market deposit account: The fair value of the money market deposit account balance has been determined based upon quoted redemption prices and recent transaction prices of $1.00 per share (Level 2 inputs), with no discounts for credit quality or liquidity restrictions.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

(Continued)

Notes to Financial Statements, continued

2. Summary of Significant Accounting Policies, continued

Investment Valuation and Income Recognition, continued

Investments measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements at December 31, 2012		
	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds			
Domestic small cap funds	$ 14,935,904	$ -	$ -
Domestic mid cap funds	7,921,235	-	-
Domestic large cap funds	78,079,579	-	-
Domestic fixed income funds	27,420,189	-	-
International equity funds	16,042,264	-	-
Lifecycle equity funds	34,994,187	-	-
Lifecycle balanced funds	2,722,400	-	-
Company common stock	26,148,067	-	-
Stable value collective trust funds	-	54,573,349	-
Money market deposit account	-	608,237	-

	Fair Value Measurements at December 31, 2011		
	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds			
Domestic small cap funds	$ 3,307,164	$ -	$ -
Domestic mid cap funds	9,323,756	-	-
Domestic large cap funds	48,098,867	-	-
Domestic fixed income funds	12,672,999	-	-
International equity funds	6,682,158	-	-
Lifecycle equity funds	4,596,228	-	-
Lifecycle fixed income funds	1,984,680	-	-
Lifecycle balanced funds	3,482,889	-	-
Company common stock	24,411,314	-	-
Stable value collective trust fund	-	25,978,977	-
Money market deposit account	-	560,015	-

There were no transfers between Level 1 and Level 2 investments during 2012.

(Continued)

Notes to Financial Statements, continued

2. Summary of Significant Accounting Policies, continued

Fully Benefit-Responsive Investment Contracts

While Plan investments are presented at fair value in the statements of net assets available for benefits, any material difference between the fair value of the Plan's indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statements of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan's net assets available for benefits. Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses. Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Plan holds an indirect interest in fully benefit-responsive contracts through its investment in stable value collective trust funds.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan allows participants to direct the investment of their account balances in a number of funds that invest in stocks, bonds, mutual funds, and other investment securities. The values of certain investment securities are exposed to risks from a variety of factors, such as liquidity, changes in interest rates, fluctuations in market conditions and changes in the credit standing of issuers of investment securities. Due to the level of risk associated with certain investment securities and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

Payment of Benefits

Benefits are recorded when paid.

(Continued)

Notes to Financial Statements, continued

3. Investments

The fair values of individual investments that represent 5% or more of the Plan's net assets at December 31, 2012 and 2011 are as follows:

	2012	2011
Investments at fair value, based on quoted prices:		
Fidelity Magellan K Fund	$ - *	$ 7,943,105
Fidelity Contrafund K	41,192,176	18,109,780
Fidelity Investment Grade Bond Fund	18,125,967	8,076,951
Fidelity Low Priced Stock Fund K	7,921,235*	9,323,756
Spartan 500 Index Institutional Fund	19,542,089	10,591,798
Ingredion Incorporated common stock	26,148,067	24,411,314
AF Europac Growth R5	16,042,265	- *
TRP Equity Income	17,345,313	2,298,870*
Investments at estimated fair value:		
Fidelity Managed Income Portfolio II (Contract values were $23,771,272 and $25,347,774 for 2012 and 2011, respectively)	24,433,913	25,978,977
T Rowe Price Stable Value Common Trust Fund (Contract value was $28,897,138 for 2012)	30,139,436	-

* Amount does not exceed 5% of net assets available for benefits and is presented for comparative purposes only.

During 2012, the Plan's investments (including gains and losses on investments bought, sold, and held during the year) appreciated in value as follows:

Investments at fair value, based on quoted market prices:	
Mutual funds	$ 10,740,581
Common stock	5,697,977
	$ 16,438,558

4. Party in Interest Transactions

Parties in interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering services to the Plan, the Company, and certain others. The Plan allows participants to invest their account balances in shares of certain mutual funds or other investments managed by the Trustee or Fidelity Investments. Fidelity Investments is an affiliate of the Trustee; therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to an affiliate of the Trustee were $9,278 for the year ended December 31, 2012. Investment management fees are paid by the Plan to investment managers which are parties in interest and these expenses are reflected in the financial statements as a reduction of the return on the Plan's investments.

(Continued)

Notes to Financial Statements, continued

4. Party in Interest Transactions, continued

The Plan also allows participants to invest their account balances in a unit-based fund that invests in shares of Ingredion Incorporated common stock. The number of shares of Ingredion Incorporated common stock held by the Plan at December 31, 2012 and 2011 was 405,837 shares and 464,182 shares, respectively. The fair value of these shares at December 31, 2012 and 2011 was $26,148,067 and $24,411,314, respectively. Dividend income has been reported by the Trustee in the net appreciation of this investment on the Statement of Changes in Net Assets during the year ended December 31, 2012. These transactions also qualify as party-in-interest transactions.

The Plan also allows participants to take loans from their accounts in the Plan. These transactions also qualify as party-in-interest transactions and totaled $3,700,871 and $2,289,948 at December 31, 2012 and 2011, respectively.

5. Tax Status

The Internal Revenue Service has determined and informed the Plan by a letter dated February 17, 2010, that the Plan and related trust were designed in accordance with the applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving a favorable determination, the plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirement of the IRC.

6. Rights Upon Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their employer contributions and earnings thereon.

7. Transfer of Assets

On December 3, 2012, the National Starch LLC Retirement Savings Plan merged into the Ingredion Incorporated Retirement Savings Plan for Salaried Employees. As a result of the merger, the assets of the National Starch LLC Retirement Savings Plan were transferred into the Ingredion Incorporated Retirement Savings Plan for Salaried Employees.

SUPPLEMENTAL SCHEDULE

INGREDION INCORPORATED RETIREMENT SAVINGS PLAN
FOR SALARIED EMPLOYEES

Schedule H, Line 4i -- Schedule of Assets (Held at End of Year)

December 31, 2012

Name of Plan Sponsor: Ingredion Incorporated
Employer identification number: 22-3514823
Three-digit plan number: 003

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par of Maturity Value	(d) Cost	(e) Current Value
	Collective Trust Funds:			
*	Fidelity Management Trust Company	Fidelity Managed Income Portfolio II	#	$ 23,771,272
	T Rowe Price	T Rowe Price Stable Value Common Trust Fund	#	28,897,138
	Mutual Funds:			
	T Rowe Price	TRP Small Cap Stock	#	8,756,599
	T Rowe Price	TRP Equity Income	#	17,345,313
	PIMCO	PIM Total RT Inst	#	8,196,601
	T Rowe Price	TRP Retirement 2010	#	1,514,492
	T Rowe Price	TRP Retirement 2015	#	2,339,705
	T Rowe Price	TRP Retirement 2020	#	9,709,520
	T Rowe Price	TRP Retirement 2025	#	4,687,510
	T Rowe Price	TRP Retirement 2030	#	8,664,804
	T Rowe Price	TRP Retirement 2035	#	2,223,571
	T Rowe Price	TRP Retirement 2040	#	4,462,444
	T Rowe Price	TRP Retirement 2045	#	1,463,955
	T Rowe Price	TRP Retirement 2050	#	1,440,269
	T Rowe Price	TRP Retirement 2055	#	2,408
	T Rowe Price	TRP Retire Income	#	1,207,909
	Franklin Templeton Investments	FKLN Small MidCap Growth AD	#	3,399,383
	American Funds	AF Europac Growth R5	#	16,042,265
*	Fidelity Investments	Fidelity Investment Grade Bond Fund	#	18,125,967
*	Fidelity Investments	Fidelity US Government Res	#	1,097,621
*	Fidelity Investments	Fidelity Small Cap Stock Fund	#	2,779,922
*	Fidelity Investments	Fidelity Contrafund K	#	41,192,176
*	Fidelity Investments	Fidelity Low Priced Stock Fund K	#	7,921,235
*	Fidelity Investments	Spartan 500 Index Institutional Fund	#	19,542,089
	Common Stock:			
*	Ingredion Incorporated	Ingredion Incorporated common stock 405,837 shares	#	26,148,067
	Other:			
*	Fidelity Management Trust Co.	Money market deposit account	#	608,237
*	Notes receivable from participants	Notes bearing interest at rates ranging from 4.25% to 9.75%, and maturing through 2030	#	3,700,871
				$ 265,241,343

* Denotes a party in interest to the Plan.
# All investments are participant-directed; therefore, historical cost information is not required.